Filed by Andrew Corporation
Commission File No. 001-14617
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Andrew Corporation
Commission File No. 333-135424
The following message from Ralph Faison, Andrew Corporation’s CEO, and article, were included in Andrew’s monthly news letter to employees and was distributed to employees on July 12, 2006.
A Message from Ralph Faison
Andrew announced at the end of May an agreement to merge with ADC, a global leader in wireline connectivity solutions headquartered in Eden Prairie, Minnesota. By combining with ADC, we are forming a world leader in wireline and wireless communications infrastructure products and services. Together, we expect to drive significantly more value for our customers, shareowners, and employees.
But before we can drive value, we have to successfully drive change—the kind of dramatic change that is inherent in the integration of two large global companies like ADC and Andrew. In the months ahead, many of you will be called upon to assist with some aspect of the integration process. I ask that you provide your full support, whether it is as a member of an integration team or in some other capacity. It will take the skill and dedication of all of us to effectively integrate our two organizations into one powerful, global provider of communications solutions.
Regular communication will be essential during this period of change and transformation, and we will continue to keep everyone informed of the progress being made with the merger. I encourage you to watch for the updates and talk to your managers if you have questions.
Meanwhile, we must stay focused on operating our business and achieving our quarterly and annual goals. We remain a separate, independent company until the merger is officially closed. While all the merger talk and preparation goes on in the background, we must have a business-as-usual approach to our work. It is imperative that we reach and exceed our planned results for the year.
The work that we do over the next few months will have a lasting affect on the new organization. I know I can count on all of you to lay a strong, solid foundation for ADC Andrew.
Ralph

The ADC/Andrew Merger: Historical Coincidences, Deep
Customer Relationships, and More
Following the May 31 announcement of Andrew’s and ADC’s intention to merge, The Communicator compiled the following interesting facts about ADC, its history, and its leadership.
• ADC stands for Audio Development Company, reflecting the company’s start as a hearing-testing device manufacturer in 1935. It became ADC Magnetic Controls in 1961, selling transformers, magnetic amplifiers, and power supplies to the US space program, among others. In 1984, ADC Magnetic Controls became ADC Telecommunications, selling digital communications products to the regional Bell operating companies, which emerged after AT&T’s break-up.
• During the 1960s, ADC’s most significant product was the “bantam jack,” a miniaturized telephone network component that eventually became the standard for telephone circuit access and patching. In the 1970s, ADC became the largest independent supplier of test boards (telephone switchboards with testing apparatuses) for telephone operating companies in the United States.
• There are many similarities between ADC and Andrew. ADC was founded by one man in the basement of his Midwestern home in 1935. Andrew was founded by one man in the basement of his Midwestern home in 1937. Both companies’ formative years were spent involved in the broadcast industry, which developed into government work, and ultimately telecommunications. Both made large acquisitions and redefined their brand and strategies within the last three years, becoming global solutions providers focused on developing deep customer relationships, rationalizing product portfolios and supply chains, cross-selling products, and penetrating emerging markets.
• In Europe, the Middle East, Africa, and Asia-Pacific, ADC operates under the name ADC KRONE, which results from the company’s acquisition of the KRONE Group, a leading global supplier of copper- and fiber-based connectivity solutions and cabling products, in 2004.
• ADC has a charitable arm called the ADC Foundation, which was formed in 1999. The Foundation offers grants for math and science education and nonprofit access to technology, as well as matching employee charity donations. Grants have been given throughout the US and in five countries worldwide.
• CEO and President Bob Switz rose to that position in August 2003, having previously worked as executive vice president and chief financial officer at ADC after joining the company in 1994.
• ADC’s headquarters in Eden Prairie, Minnesota was completed in 2001 and comprises three buildings with a total capacity of 1,200 people.

Cautionary Statement under the Private Securities Litigation Reform Act of 1995
This document contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC’s Registration Statement on Form S-4 filed with the United States Securities and Exchange Commission (the SEC) on June 29, 2006 and Annual Report on Form 10-K for the year ended October 31, 2005 and Andrew’s Annual Report on Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the SEC. Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Additional Information and Where to Find It
ADC HAS FILED A REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-135424) IN CONNECTION WITH ITS PROPOSED BUSINESS COMBINATION WITH ANDREW CORPORATION. SHAREHOLDERS OF ADC AND ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF ADC AND ANDREW ARE ALSO ENCOURAGED TO READ ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec
Participants in Solicitation
ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC’s participants is set forth in the proxy statement dated, January 24, 2006, for ADC’s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew’s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew’s 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus filed with the SEC (registration no. 333-135424).